                           SECURITY AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                      FORM 11-K



[x] Annual Report Pursuant To Section 15(D) of The Securities Exchange Act of
    1934 (Fee Required)

    For the fiscal year ended                 December 31, 1999
                               -------------------------------------------------


                                          OR

[ ] Transition Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (No Fee Required)

    For the transition period from __________________ to ______________________


    COMMISSION FILE NUMBER ______________

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         INTERNATIONAL RECTIFIER CORPORATION
                                  233 KANSAS STREET
                            EL SEGUNDO, CALIFORNIA  90245

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
REPORT ON FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN




                                             /s/ Michael P. McGee
                                             --------------------------------
                                             Michael P. McGee
                                             Member of Administrative Committee

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                          PAGE
                                                                          ----
Financial Statements:

    Report of Independent Accountants                                      1

    Statements of Net Assets Available For Benefits
       As of December 31, 1999 and 1998                                    2

    Statements of Changes In Net Assets Available For Benefits
       For the Years Ended December 31, 1999 and 1998                      3

    Notes to Financial Statements                                          4-8


Supplemental Schedule:

    Schedule of Assets Held For Investment Purposes
       At End of Year                                                      9

Exhibit Index                                                             10

    (23.1) Consent of Independent Accountants                             11


Certain supplemental schedules have been omitted because they are not applicable to the International Rectifier Corporation Retirement Savings Plan.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the International Rectifier Corporation Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Rectifier Corporation Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers L.L.P.
Los Angeles, California
June 23, 2000

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                            1999                     1998
                                                            ----                     ----
Assets:

    Investments at fair value                             $67,674,963             $44,414,571
                                                           ----------              ----------

                  Total investments                        67,674,963              44,414,571

    Employee contributions receivable                         115,805                  92,665
    Employer contributions receivable                         126,977                  88,335
                                                         ------------            ------------

                  Total receivables                           242,782                 181,000
                                                         ------------            ------------

                                                           67,917,745              44,595,571
                                                         ------------            ------------

                  Net assets available for benefits       $67,917,745             $44,595,571
                                                         ============            ============

   The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                                 1999                   1998
                                                                                 ----                   ----
Additions to net assets attributed to:
    Contributions:
       Employee                                                                $ 5,156,644            $  5,168,261
       Employer                                                                  1,236,427               1,078,627

    Investment income:
       Dividend income                                                           3,535,014               2,822,121
       Interest income                                                             204,317                 177,344
       Net appreciation in the fair value of investments                        16,227,306                 350,569
                                                                                ----------            ------------

                  Total additions                                               26,359,708               9,596,922
                                                                                ----------             -----------

Deductions from net assets attributed to:
    Benefits paid to participants                                                3,028,095               2,427,270
    Administrative fees                                                              9,439                   7,979
                                                                                ----------             -----------

                  Total deductions                                               3,037,534               2,435,249
                                                                                ----------             -----------

                  Net increase                                                  23,322,174               7,161,673

Net assets available for benefits:
    Beginning of year                                                           44,595,571              37,433,898
                                                                                ----------              ----------

    End of year                                                                $67,917,745             $44,595,571
                                                                                ==========              ==========


   The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the International Rectifier Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     International Rectifier Corporation (the "Company") established the Plan on April 1, 1988. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     ELIGIBILITY

     An employee is eligible to participate in the Plan on the first day of the payroll period which falls immediately after the later of (i) the date which is 90 days after his or her date of hire, or (ii) the date on which he or she attains age 18.

     CONTRIBUTIONS

     Effective January 1, 1998, participants may elect to make contributions up to 15% of their pretax annual compensation, as defined in the Plan. For the Plan year ended December 31, 1997, participants were permitted to make contributions up to 20% of their pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes an amount equal to 150% of the first $200 of the participant's contribution, 50% of the next $1,400, and 25% of the next $800 in a Plan year. The aggregate matching contribution made by the Company shall not exceed $1,200 per participant in a Plan year. In addition to the Company's matching contribution, the Board of Directors may make annual discretionary contributions in the form of cash or Company stock. For the years ended December 31, 1999 and 1998, no discretionary matching contributions were authorized by the Board.

     VESTING

     Participants are immediately vested in their contributions and the Company's matching and discretionary contributions plus actual earnings thereon.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     INVESTMENT PROGRAMS

     The trustee for the Plan is Fidelity Management Trust Company. All accounts are held in trust funds and invested in accordance with the terms of the Plan and investment options elected by Plan participants.

     Participants can allocate their contributions and account balances to any or all of the investment fund options. Participants may transfer their account balances, or a portion thereof, from one fund to another.

     PARTICIPANT LOANS

     The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between Investment Fund and the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with current prevailing rates. Principal and interest is paid ratably through monthly payroll deductions.

     BENEFIT PAYMENTS

     Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant's account, as defined by the Plan, unless the participant chooses to leave the account balance in the Plan. Benefits are recorded when paid.


2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements of the Plan are prepared using the accrual method of accounting.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in mutual funds and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     INVESTMENTS

     The Plan's investments in shares of registered investment company mutual funds and the Company stock are valued at the last quoted sales price on the last business day of the year. Investments in commingled trust funds are valued at estimated fair values according to methods selected in good faith by the trustee. Participant loans are valued at the unpaid amount of the loan which is estimated to approximate fair value.

     Purchases and sales of securities are reflected on a trade date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3.   INVESTMENTS

     The following are investments that represent 5% or more of the Plan's net assets at December 31:



                                                                               1999                       1998
                                                                               ----                       ----
         International Rectifier Stock Unit Fund                              $12,355,485             $ 5,031,146
         Fidelity Growth Company Fund                                          21,431,522              10,495,138
         Fidelity Intermediate Bond Fund                                        3,873,248               3,714,732
         Fidelity Value Fund                                                    8,739,015               8,795,239
         Fidelity Retirement Government Money Market Portfolio                  6,888,365               5,011,944
         Managed Income Portfolio                                               5,673,513               4,566,597
         Fidelity U.S. Equity Index Fund                                        4,145,779               2,788,369




         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,227,306 as follows:


                  Mutual funds                                                                 $ 8,017,091
                  Company common stock                                                           8,210,215
                                                                                               -----------
                                                                                               $16,227,306
                                                                                               ===========

4.   RELATED-PARTY TRANSACTIONS

     Certain of the Plan's investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan, as defined by the Plan agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services were nominal for the years ended December 31, 1999 and 1998.

     The Company also qualifies as a party-in-interest and absorbs certain administrative expenses of the Plan. The Company paid approximately $32,000 and $25,000 of administrative expenses on behalf of the Plan for the years ended December 31, 1999 and 1998, respectively. Such transactions with the Company qualify for a statutory exemption.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The account balances of the participants affected by a partial or complete termination of the Plan are nonforfeitable and will be determined as of the termination date.


6.   TAX STATUS OF THE PLAN

     The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated February 26, 1998. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (the "Code").

     Under the provisions of Section 401(k) of the Code, contributions to the Plan are not taxable until distributed to the participants.

SUPPLEMENTAL SCHEDULE

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES**
AT END OF YEAR
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
 (a)  (b)    Identity of Issue, Borrower, Lessor                     (c)    Description of Investment, Including
             or Similar Party                                               Maturity Date, Rate of Interest,
                                                                            Collateral, Par, or Maturity Value
----------------------------------------------------------------------------------------------------------------------

  *          International Rectifier Stock Unit Fund                 Company Stock

  *          Fidelity Growth Company Fund                            Shares in Registered Investment Company

  *          Fidelity Intermediate Bond Fund                         Shares in Registered Investment Company

  *          Fidelity Value Fund                                     Shares in Registered Investment Company

  *          Fidelity Low-Priced Stock Fund                          Shares in Registered Investment Company

  *          Fidelity Diversified International Fund                 Shares in Registered Investment Company

  *          Fidelity Retirement Government Money Market Portfolio   Shares in Registered Investment Company

  *          Managed Income Portfolio                                Shares in Commingled Trust Fund

  *          Fidelity U.S. Equity Index Fund                         Shares in Registered Investment Company

             Participant loans receivable                            Interest rates range from 7.80% to 9.00% and the
                                                                        notes are collateralized by participant
                                                                        account balances.  The loans mature between
                                                                        January 2000 and November 2009.


-------------------------------------------------------------------------------------------------------------
 (a)  (b)    Identity of Issue, Borrower, Lessor                   (d)    Cost          (e)    Current
             or Similar Party                                                                  Value

-------------------------------------------------------------------------------------------------------------

  *          International Rectifier Stock Unit Fund                                        $12,355,485

  *          Fidelity Growth Company Fund                                                    21,431,522

  *          Fidelity Intermediate Bond Fund                                                  3,873,248

  *          Fidelity Value Fund                                                              8,739,015

  *          Fidelity Low-Priced Stock Fund                                                     842,242

  *          Fidelity Diversified International Fund                                          1,229,208

  *          Fidelity Retirement Government Money Market Portfolio                            6,888,365

  *          Managed Income Portfolio                                                         5,673,513

  *          Fidelity U.S. Equity Index Fund                                                  4,145,779

             Participant loans receivable



                                                                                              2,496,586
                                                                                            -----------
                                                                                            $67,674,963
                                                                                            ===========


*      A party-in-interest for which a statutory exemption exists.

** Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN
EXHIBIT INDEX
--------------------------------------------------------------------------------



Exhibit                    Description
-------                    -----------

23.1                       Consent of PricewaterhouseCoopers LLP